Exhibit 99.1

MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF LILIUM N.V.

May 25, 2023

Roger Franks, Chief Legal Officer of Lilium N.V. (the “Company”), opened the extraordinary general meeting of shareholders of the Company (the “Meeting”) as the chair of the Meeting and designated Dirk-Jan Smit, civil law notary of Freshfields Bruckhaus Deringer LLP, Amsterdam office, the Company’s Dutch legal counsel, as the secretary of the Meeting.

The secretary of the Meeting noted that the Meeting had been convened with due observance of all applicable provisions of Dutch law and the Company’s articles of association and that, at the Meeting, 261,844,203 shares A and 23,113,065 shares B in the Company’s capital were present or represented, representing approximately 72% of the Company’s issued share capital (excluding shares held in treasury by the Company).

The chair of the Meeting noted that there were no shareholders or others with statutory meeting rights in respect of the Company present at the Meeting in person who had questions or comments with respect to the agenda items for the Meeting and, therefore, proceeded to the vote on the voting items on the agenda.

The chair of the Meeting then noted that, based on the voting proxies received, each voting item on the agenda was passed by the requisite majority of votes cast.

The chair of the Meeting then closed the Meeting.

/s/ Roger Franks

Roger Franks

Chief Legal Officer of Lilium N.V.

/s/ Dirk-Jan Smit
Dirk-Jan Smit
Civil Law Notary of Freshfields Bruckhaus Deringer LLP, Amsterdam Office